THE VILLAGE GREEN BOOKSTORE, INC.

                    COMPUTATION OF EARNINGS PER COMMON SHARE

                                                              Three Months Ended
                                                                   April 30,
                                                                     1995
                                                              ------------------
Primary Earnings Per Share (1)

Net Loss After Taxes                                             $  (202,235)

Weighted Average Common
  Shares Outstanding                                               2,489,412

Primary Earnings Per Share                                            $(0.08)



(1) Warrants and options, which are potentially dilutive, were not considered in the calculations because these items were anti-dilutive due to the net losses incurred during the reporting period.


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